UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K/A

Amendment No. 1

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): May 13, 2019 (May 8, 2019)

HISTOGENICS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36751	04-3522315
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

(781) 547-7900

(Addresses, including zip code, and telephone numbers, including area code, of principal executive offices)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01	HSGX	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Explanatory Note

The sole purpose of this Amendment No. 1 to Current Report on Form 8-K is to add the paragraphs labeled “Additional Information about the Merger and Where to Find It,” “Participants in the Solicitation” and “Forward-Looking Statements” which were inadvertently omitted from the Current Report on Form 8-K that was filed with the Securities and Exchange Commission on May 13, 2019 (the “Original Report”). The information in the Original Report is being filed in its entirety for convenience and ease of reference, but the only change is the inclusion of the paragraphs set forth above.

Item 1.01	Entry Into a Material Definitive Agreement.

On May 8, 2019, Histogenics Corporation (the “Company”) entered into an asset purchase agreement with Medavate Corp., a Colorado corporation (the “Asset Purchase Agreement”), pursuant to which the Company has agreed to sell substantially all of its assets relating to its NeoCart program, including, without limitation, intellectual property, business and license agreements and clinical trial data (the “Assets”) in return for a cash payment of $6.5 million. The closing of the sale of the Assets is subject to and conditioned upon the consummation of the Merger following a vote of the Company’s stockholders approving such transaction as contemplated by that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) made and entered as of April 5, 2019, by and among the Company, Restore Merger Sub, Inc. and Ocugen, Inc.

The foregoing description of the Asset Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Asset Purchase Agreement, which is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 1.02	Termination of a Material Definitive Agreement.

On May 8, 2019, the Company entered into an Agreement for Termination of Lease and Voluntary Surrender of Premises (the “Lexington Termination Agreement”) with ARE-60 WESTVIEW, LLC (the “Lexington Landlord”). The effect of the Lexington Termination Agreement is to terminate, as of June 30, 2019 (the “Lexington Termination Date”) upon satisfaction of the conditions set forth in the Lexington Termination Agreement, the Lease Agreement dated June 2, 2014, between the Lexington Landlord and the Company (the “Lexington Lease”). The Lexington Lease relates to approximately 16,601 rentable square feet, in that certain building located at 60 Westview Street, Lexington, Massachusetts, as more particularly described in the Lease (the “Lexington Premises”). The original scheduled termination date of the Lexington Lease was June 30, 2023.

As consideration for the Lexington Landlord’s agreement to enter into the Lexington Termination Agreement and to accelerate the expiration date of the Lexington Lease to the Lexington Termination Date, the Company paid the Lexington Landlord $300,000 and the Company agreed that the Lexington Landlord shall retain the full amount of the security deposit held by the Lexington Landlord under the Lexington Lease. In the event the Lexington Premises are leased to a new tenant prior to the Lexington Termination Date, the Company’s obligation to pay base rent, operating expenses and any other obligations due under the Lexington Lease shall terminate as of the commencement of such new lease and such date shall be deemed to be the Lexington Termination Date. The Lexington Landlord shall reimburse the Company for the prorated portion of any base rent and operating expenses paid by the Company upon the Lexington Termination Date being accelerated in accordance with the immediately preceding sentence.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

10.1	Asset Purchase Agreement dated May 8, 2019 by and between Histogenics Corporation and Medavate Corp. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K on May 13, 2019 and incorporated herein by reference).

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, Histogenics and Ocugen intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Investors and security holders of Histogenics and Ocugen are urged to read these materials when they become available because they will contain important information about Histogenics, Ocugen and the proposed Merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Histogenics with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Histogenics by directing a written request to: Histogenics Corporation, c/o Gunderson Dettmer, One Marina Park Drive, Suite 900, Boston, MA 02210, Attention: HSGX Secretary. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Histogenics and its directors and executive officers and Ocugen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Histogenics in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed Merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Histogenics is also included in Histogenics’ Annual Report on Form 10-K for the year ended December 31, 2018. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Secretary of Histogenics at the address described above.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon Histogenics’ current expectations. Forward-looking statements involve risks and uncertainties, and include, but are not limited to, statements about the structure, timing and completion of the proposed Merger and sale of the Assets; expectations regarding Nasdaq’s delisting and hearing processes’ Histogenics’ prospects to regain compliance with Nasdaq’s continuing listing standards and remain listed on The Nasdaq Capital Market; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company, including potential dilution resulting from future debt or equity financings; the expected executive officers and directors of the combined company; the combined company’s expected cash position at the closing of the proposed Merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Ocugen having sufficient resources to advance its pipeline; the expected charges and related cash expenditures that Histogenics expects to incur; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Histogenics and Ocugen to consummate the proposed Merger; (iii) risks related to Histogenics ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, Histogenics stockholders and Ocugen stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Histogenics common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger or sale of the Assets; (ix) the uncertainties associated with the clinical development and regulatory approval of Ocugen’s product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; and (xiv) risks related to unanticipated charges not currently contemplated that may occur as a result of Histogenics’ prior workforce reductions or sale of the Assets, including that the workforce reduction charges, costs and expenditures may be greater than currently anticipated. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section entitled “Risk Factors” in Histogenics’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 22, 2019, and in other filings that Histogenics makes and will make with the SEC in connection with the proposed Merger, including the proxy statement/prospectus/information statement described above under “Additional Information about the Proposed Merger and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Histogenics expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2019	HISTOGENICS CORPORATION

	By:	/s/ Adam Gridley
Adam Gridley
President